BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
April 11, 2006

Item 3: Press Release
April 11, 2006

Item 4: Summary of Material Change
The Company announces the granting of 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

Item 5: Full Description of Material Change
The Company announces the granting of 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 11th day of April 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary